Exhibit 4.3

THIS SERVICE AGREEMENT FOR MANAGEMENT AND OPERATION

IS EXECUTED BY AND BETWEEN

AT&T MEXICO, INC

A company duly organized and validly existing according to the laws of the State of Delaware, United States of America, with headquarters in Wilmington, Delaware, USA, hereinafter “ATT-MX” and with permanent establishment in Mexico according to the provisions of the Income Tax Law, with domicile located at Parque Via número 190, piso 12, colonia Cuauhtemoc, 06599, Mexico, Distrito Federal, represented by Mr. Larry Boyle, acting in the capacity of legal representative;

AND

CONTROLADORA DE SERVICIOS DE TELECOMUNICACIONES, S.A. DE C.V.

A company duly organized and validly existing according to the laws of the Mexico, with headquarters in Mexico City, Federal District, represented by Mr. Eduardo Alvarez Ramirez de Arellano, acting in the capacity of legal representative, hereinafter called “CONSERTEL”; ATT-MX and CONSERTEL will jointly be referred to as the “Parties” or individually as the “Party”.

RECITALS

I.	ATT-MX, through its representative, states that:

a)	It is a company duly incorporated and validly existing according to the laws of the State of Delaware, United States of America;

b)	Its principle activity is to invest in telecommunication services and to provide these worldwide; and

c)	It has the economical, financial, administrative capacity as well as the know-how, specialized personnel, technical assistance, equipment, programs, necessary resources as well as the corporate authorizations to become obligated under the terms of this Agreement and/or any Annex that may be executed from time to time by the Parties.

II.	CONSERTEL, through its representative, states that:

a)	It is a company duly incorporated and validly existing according to the laws of Mexico. Its domicile is located at Insurgentes Sur 3500, Col. Peña Pobre, C.P. 01460, Del. Tlalpan, México, D.F.

b)	In general, its corporate purpose includes promoting, creating, organizing, exploiting, acquiring and holding an interest in the capital stock or equity of all types of business corporations, civil partnerships, associations or companies, whether industrial, commercial, service providers or any other type, both national and foreign, as well as participating in their management or liquidation; receiving from other companies or persons as well as rendering or providing to other companies or persons any service that may be necessary to achieve their corporate purpose or objectives.

CONSERTEL desires to engage the services that ATT-MX may provide to it and/or to its Subsidiaries in order to improve their operations.

CLAUSES

ONE.- Subject to the terms and conditions hereunder, ATT-MX accepts to provide to CONSERTEL and/or its Subsidiaries, the professional consulting and advisory services in all or any of the following areas:

1.	Evaluation and consulting on all management decisions for CONSERTEL and its Subsidiaries;

2.	Consulting on daily operations;

3.	Consulting on technical, administrative and financial planning;

4.	Consulting on matters regarding the introduction of systems for management and operational control;

5.	Consulting on design and planning of investments to streamline the central and external plants;

6.	Review and recommendations regarding all plans of actions for tariffs, commercial relations and regulation efforts;

7.	Consulting on planning for the employee evaluations;

8.	Consulting on plans to reduce the total investment in real-estate;

9.	Recommendations on the establishment of construction procedures;

10.	In general, consulting on reorganization, streamlining and restructuring CONSERTEL and its subsidiaries.

Hereinafter, these services will be referred to as the “Services”; in terms of the details and conditions applicable to the Services. These Services will be agreed upon in writing by the Parties through Annexes that form an essential part of this Agreement. When providing the Services, AT&T-MX will only disclose the information approved for a general exportation license that does not require written guarantees as established by the Department of Commerce of the United States of America.

For the purposes of this Agreement, “Subsidiary” means any company that controls or is controlled by or is under the joint control of CONSERTEL, whether directly or indirectly in any of the foregoing cases and subject to the terms and conditions hereunder.

TWO.- CONSERTEL or its Subsidiaries will exclusively use the information and materials transferred by ATT-MX, which may not be assigned, resold, licensed or otherwise transferred to another individual or company, except between the same subsidiaries and CONSERTEL. The information and materials will be owned exclusively by ATT-MX or, if applicable, by its subsidiaries, affiliates, branches or any other company within the ATT-MX Group and will continue subject only to the right afforded to CONSERTEL to use the information and materials in their own operations in the region where it may be present or though its Subsidiaries.

1.

The information and materials that ATT-MX provides CONSERTEL and/or its Subsidiaries (including without limitation documents, data, drawings, designs, instructions, specifications and other information), which ATT-MX considers confidential and that are marked or identified as confidential will be disclosed to CONSERTEL and/or its Subsidiaries in the understanding that said information is confidential and may not be reproduced or disclosed to any third parties nor may be used by CONSERTEL and/or its Subsidiaries for any other purpose other than to carry out the transactions stipulated herein. In particular, such documents and data will not be available for companies or persons that are not employees, agents or subcontractors of CONSERTEL. CONSERTEL will take reasonable technical and commercial measures to guarantee that such companies and persons that have access to the documents and data keep these confidential.

2.	Taking into consideration the significant amount that ATT-MX invested to develop the information and materials, the steep market competition, the nature of the property rights to the information and the risk of losing the property rights of ATT-MX as a result of disclosing information to third parties, CONSERTEL undertakes to keep the information and materials classified by ATT-MX as confidential for a period of five years following the termination of this Agreement or prior thereto if said information and materials have been made public by legal means.

3.	At the termination of this Agreement due to a breach by CONSERTEL, which is not remedied within the next 3 (three) business days following the notice date of such breach, CONSERTEL will return to ATT-MX all of the documents, data and other material provided by ATT-MX or gathered by CONSERTEL from the information and materials thereby provided that are in the possession of CONSERTEL or under their control and CONSERTEL will not be entitled to keep any copy, excerpt or translation of said documents.

4.	ATT-MX hereby authorizes CONSEERTEL to disclose the information and materials, including the confidential information and materials to its Subsidiaries because of the various activities that CONSERTEL develops through these.

In the event that a company ceases to be a Subsidiary of CONSERTEL, CONSERTEL will take sufficient measures to ensure that the company complies with the confidentiality obligation regarding the information included in this section. Moreover, CONSERTEL will take the necessary actions to return any information submitted to the company that has ceased to be a Subsidiary of CONSERTEL.

THREE.- ATT-MX will provide the Services with its own resources located in Mexico City. The Services that require the resources from other sources or subsidiaries of ATT-MX will be contracted separately and in addition to this Agreement.

FOUR.- CONSERTEL undertakes to pay ATT-MX under this Agreement, a total annual sum of US $2,875,000.00 (Two million eight hundred and seventy five thousand US dollars), which amount includes value added tax. CONSERTEL will make the payment to ATT-MX in a single installment on February 25th, 2009, through a bank or cable transfer sent directly to the bank account indicated below, unless otherwise notified at least 15 (fifteen) calendar days prior to the date indicated above. In the event that CONSERTEL requires services that are not included in this Agreement, the ATT-MX will charge the additional amount agreed by the Parties.

The bank transfer in favor of ATT-MX will be made to:

BANK: JP MORGAN CHASE BANK

LOCATION: NEW YORK

ACCOUNT NUMBER: 011 037 790 020

FOR FURTHER CREDIT: AT&T MEXICO, INC.

In the event that CONSERTEL makes payments in pesos, the conversion of the obligation from dollars to pesos, as established in this Clause Four, will be made at the rate of exchange for Treasury Bonds freely available at 12:00 PM on the previous day prior to payment. In any case, CONSERTEL must pay ATT-MX a sufficient amount in Mexican pesos so that ATT-MX may purchase the total amount of US dollars stipulated in this first paragraph of this clause.

FIVE.- ATT-MX will be exclusively responsible for all of employee salaries, benefits, taxes and expenses. CONSERTEL agrees that the request of ATT-MX, CONSERTEL will provide the proper information and cooperation to ATT-MX so that ATT-MX may comply with its obligations hereunder.

SIX.- This Agreement will be in force and effect for the period beginning on January 1st, 2009 and concluding on December 31st, 2009.

SEVEN.- Nothing herein may be construed as a license to any patent, registered trademark, corporate name, operational practices or any other intellectual property right of ATT-MX or its Affiliates. The use by CONSERTEL of any patent, copyright, registered trademark, corporate name, operational practices or any other intellectual property right of ATT-MX or its Affiliates will be established by a separate license agreement and any remuneration stipulated in the aforementioned separate license agreement will be in addition to the remuneration established herein.

EIGHT.- The Parties will not be liable for the loss or damages resulting from any delay in compliance or by the breach of any obligation hereunder, when such delay is caused by force majeure or as a result of complying with the laws, regulations, orders or instructions of any federal, state or municipal governmental authority of the United States of America or Mexico or resulting from an amendment to any laws, regulations, orders or instructions that may affect the obligations of the parties hereunder.

NINE.- The Parties agree to hold the other Party harmless from any claim or liability they may incur as a result of the actions carried out or omitted by the other Party.

TEN.- Regarding the construction of and compliance with this Agreement, the Parties expressly submit to the applicable laws and competent courts of Mexico City, Federal District; thereby waiving any other law or venue that may correspond by reason present or future domicile.

IN WITNESS WHEREOF, this Agreement has been executed in two counterparts and signed in Mexico City, Federal District on January 1st, 2009.

AT&T MEXICO, INC.	CONTROLADORA DE SERVICIOS DE TELECOMMUNICACIONES, S.A.

/s/ Larry Boyle	/s/ Eduardo Alvarez Ramirez de Arellano
Larry Boyle Legal Representative	Eduardo Alvarez Ramirez de Arellano Legal Representative